Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

AUTHORITY MAGAZINE POP CULTURE BUSINESS SOCIAL IMPACT WELLNESS TECH ABOUT AUTHORITY MAGAZINE

Martita Mestey Follow
Nov 2 · 10 min read

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bounti

Reducing Food Waste: Craig Hurlbert of Local Bounti On How They Are Helping To Eliminate Food Waste

Local Bounti is working to turn a new leafTM by starting a new chapter in agriculture. The brand is rebuilding our agricultural infrastructure with local communities in mind, providing transparency in all aspects of data logging and processes, and ensuring ethical business operations by keeping sustainability at the forefront of every decision. Whereas produce from traditional agriculture gets slimy, smelly and inedible approximately three to five days from purchase, Local Bounti’s produce can survive three to five weeks while remaining fresh, delicious and crisp. CEA is disrupting conventional agriculture by allowing for shorter transit time to retailers, thus allowing for less time for food to spoil.

It has been estimated that each year, more than 100 billion pounds of food is wasted in the United States. That equates to more than $160 billion worth of food thrown away each year. At the same time, in many parts of the United States, there is a crisis caused by people having limited access to healthy & affordable food options. The waste of food is not only a waste of money and bad for the environment, but it is also making vulnerable populations even more vulnerable.

Authority Magazine started a new series called “How Restaurants, Grocery Stores, Supermarkets, Hospitality Companies, and Food Companies Are Helping To Eliminate Food Waste.” In this interview series, we are talking to leaders and principals of Restaurants, Grocery Stores, Supermarkets, Hospitality Companies, Food Companies, and any business or nonprofit that is helping to eliminate food waste, about the initiatives they are taking to eliminate or reduce food waste.

As a part of this series, I had the pleasure of interviewing Craig Hurlbert.

Craig Hurlbert is Co-CEO of Local Bounti, a revolutionary CEA hybrid of vertical farming and hydroponic greenhouse farming that utilizes proprietary Stack and Flow technology. Current Chairman of the Board at Clearas Water Recovery — which uses patented, sustainable and proprietary technology to solve high nutrient municipal and industrial wastewater challenges — Craig has also held leadership roles at GE, North American Energy Services, Pratt & Whitney P2 Energy Power Systems, and PIC Energy Group. Most recently, Craig served as Managing Partner and Co-Founder at BrightMark Partners, a growth equity and management firm providing capital and resources to venture, growth phase and middle market businesses. Previously, he was President, CEO and Chairman of the Board of TAS Energy — the leading provider of high efficiency and modular cooling and energy systems for the data center, commercial, industrial and power generation markets.

Thank you so much for joining us in this interview series! Before we dive in, our readers would love to “get to know you” a bit better. Can you tell us a story about what brought you to this specific career path?

I was born and raised in Montana and I come from a family of dry land wheat farmers, so I had the opportunity to spend my summers as a child on the farm and get farming in my roots. My grandfather had immigrated from Denmark and was a passionate farmer. I didn’t end up becoming a farmer; I ended up going south and my career moved me all over. I started my career in investment banking, and from there moved to the energy industry. I worked for General Electric and was able to build a global sales team from the ground up and get experience as an executive. My next logical step was to become a CEO, so I ran two companies in the clean tech energy space for the next 14 years. I learned a lot at that time about hvac, solving very complex situations and providing solutions for the data center space, all of which is very applicable in the controlled environment ag space. We delivered over 2,000 modules to 33 countries, so I got a lot of experience around the world. My friend, Local Bounti Co-Founder Travis Joyner, and I have been investing in startups for the last eight to nine years, primarily in the energy, agriculture and water space. We became very interested in CEA and we wanted to invest in it, but couldn’t find the ideal existing business after really peeling back the layers to these brands and performing our due diligence in research. We ultimately realized that we have a complimentary skill set with a long history of experience building and managing capital intensive, commodity-based businesses, and we gathered that existing CEA participants were not focused enough on the unit economics and ultimately weren’t investable long-term. We thought we could combine the best of greenhouse farming and the best of vertical farming to make something great, and so we did.

Can you share the most interesting story that happened to you since you began at your company or organization?

I would have to say one interesting story is when we went to “commission” our Hamilton facility. It was during the COVID pandemic and many of the technology vendors were European based and could not even enter the USA. As such, we commissioned the plant via Facetime and Zoom. Sounds impossible, but we did it and this actually helped our team become even more cohesive.

Can you share a story about the funniest mistake you made when you were first starting? Can you tell us what lesson you learned from that.

Since March of 2020, the COVID pandemic has challenged all businesses. Specifically, we had to make many adjustments in order to keep Local Bounti moving in the right direction. As we entered into this SPAC process, we have done so almost exclusively via zoom, etc. Someone in my family told me that Travis and I should write a book entitled, “How To Raise $400 Million In Your Underwear”, via ZOOM.

How do you define “Leadership”? Can you explain what you mean or give an example?

Leaders have many responsibilities. One of the most important is to set a vision. Great leaders set the vision, then position talent where needed and get that talent excited about that vision. They also make the sacrifices necessary to realize that vision. However, I firmly believe that great companies have leaders in all four corners in the business. True leaders don’t lead with a title, they lead by example.

Can you please give us your favorite “Life Lesson Quote”? Can you share how that was relevant to you in your life?

Happiness, like unhappiness, is a proactive choice. Each day, you CHOOSE how to attack your day. I choose to attack each day with a happy spirit! Positivity is a powerful tool in each of our individual tool chests, it’s just that most people choose not to use it. There is enough negativity in the world, don’t add more!

OK, thank you for all of that. Let’s now shift to the main focus of our interview. Let’s begin with a basic definition of terms so that all of us are on the same page. What exactly are we talking about when we refer to food waste?

We know that food takes up more space in US landfills than anything else. Specifically, we are referring to food going bad too quickly, or not getting eaten fast enough and ultimately getting tossed. This can happen for numerous reasons, some of which include delivery taking too long to get from farms to consumers, produce simply going bad too fast, consumers over-purchasing if fresh produce is not locally available to them and seasonal produce getting grown in mass quantities.

Can you help articulate a few of the main causes of food waste?

According to the USDA, the United States discards more food than any other country in the world: nearly 40 million tons — 80 billion pounds — every year. That’s estimated to be 30–40 percent of the entire US food supply, and equates to 219 pounds of waste per person. Wasting food has irreversible environmental consequences: it wastes the water and energy it took to produce it, and generates greenhouse gases. One of the largest sustainability-related impacts CEA offers is drastic food waste reduction because we work to keep produce staying fresh and lasting 3x longer. Below are some examples of how Local Bounti is working to combat some of the biggest causes of food waste:

Freshness: In a 40 day quality comparison, Local Bounti’s produce remained crisp and delicious for 3–5 weeks compared to traditional agricultural produce. This is in part due to not using pesticides, ultimately reducing bacteria and spoilage.

Seasonality: Farmers are producing excessive amounts of food during seasonal months that ultimately get wasted because it is not eaten fast enough. Unfortunately as a result, not only is food being tossed but resources including land and water are as well. Local Bounti ensures that seasonal fruits and vegetables are grown 24/7.

Transportation: Shorter transit time to retailers means less time for food to spoil. As an added bonus, it also means lower greenhouse gas emissions during transit. Food miles are the largest contributor to greenhouse gas emissions in the current produce supply chain.

What are a few of the obstacles that companies and organizations face when it comes to distributing extra or excess food? What can be done to overcome those barriers?

In a word, what we are doing now when it comes to produce, is INEFFICIENT. Conventional agriculture is grown outdoors and, in many cases, is LONG distances from the consumer. Our system is grown indoor and locally, not exposed to the elements, with 90% less water and 90% less land. In addition, we don’t use herbicides or pesticides. This means the product is inherently better, i.e, it tastes better, has better texture and lasts longer.

Can you describe a few of the ways that you or your organization are helping to reduce food waste?

Local Bounti is working to turn a new leafTM by starting a new chapter in agriculture. The brand is rebuilding our agricultural infrastructure with local communities in mind, providing transparency in all aspects of data logging and processes, and ensuring ethical business operations by keeping sustainability at the forefront of every decision.

Whereas produce from traditional agriculture gets slimy, smelly and inedible approximately three to five days from purchase, Local Bounti’s produce can survive three to five weeks while remaining fresh, delicious and crisp. CEA is disrupting conventional agriculture by allowing for shorter transit time to retailers, thus allowing for less time for food to spoil. Further, CEA produce has 10x-1,000x less bacteria, leading to less spoilage and increased shelf life for up to five weeks. There is consistent yield and supply to retailers, and up to 90% less water and land are used.

At Local Bounti, we have plans to double the size of our flagship Hamilton, Montana facility and break ground on additional facilities by the end of 2021 — with eight facilities and a plan for 30 SKUs by the end of 2025. Local Bounti’s unique business model is based on building local facilities, operated by local teams, to deliver the freshest and highest quality produce to local communities — eliminating food deserts and food waste — all while maintaining a limited carbon footprint.

Are there three things the community/society/politicians can do to help address the root of this problem?

Agriculture has been an important part of our country from the very beginning. As such, there has been much legislation put in place to help us get to this place we are in now. The next BIG step for the produce industry is “Transparency”. I don’t think consumers understand what they are buying, and the quality of the products they put in the grocery carts. Our goal is to bring much more transparency to the produce section of the grocery store, show customers HOW our products are better for their families and MUCH better for the environment. Governments are not typically efficient at solving problems like this. If the government wanted to, it could make food waste a big deal, but to date, that hasn’t happened. There are many powerful forces that don’t want this to happen.

What are your “5 things I wish someone told me when I first started” and why. Please share a story or example for each.

1) Remember to have fun. Sometimes being a leader, you forget to enjoy the process. You forget to celebrate the “wins” along the way. This is something we are working hard to fix at Local Bounti.

2) Culture is everything, protect it with everything.

3) If your business does not make economic sense, you don’t have a business.

4) Don’t hang on to poor performers too long — I think we all want to “save” people in hopes of getting their performance in line with expectations. In almost all cases, this is folly. Leadership is not for the meek.

5) Being a leader will test all your emotions, high and low. So being balanced is VERY important. Many times the organization takes on the personality of the leaders. This can be good and bad. I like to think “never to high and never too low”.

Are there other leaders or organizations who have done good work to address food waste? Can you tell us what they have done? What specifically impresses you about their work? Perhaps we can reach out to them to include them in this series.

Many have tried, and some are making progress. But, it is really a consumer movement that is required to make the change.

You are a person of enormous influence. If you could inspire a movement that would bring the most amount of good to the most amount of people, what would that be? You never know what your idea can trigger. :-)

I feel like families are under pressure. Yet, the family is so important for our future. I would find a way to enhance the family unit, and find a way to help EVERY child that does not have a family or the resources to be all that they can be.

Is there a person in the world, or in the US with whom you would love to have a private breakfast or lunch, and why? He or she might just see this, especially if we tag them. :-)

I consider myself a citizen of the world. I have been blessed to meet so many amazing people in my lifetime, but someone who I have always wanted to meet is Queen Elizabeth. She has been a world leader for 70 years — and has met so many world leaders, entertainers, etc. over that time. I would like to ask her what is the common thread(s) of the great leaders she has interacted with over many generations.

How can our readers further follow your work online?

Follow us on Instagram at @localbounti to stay up to date with where we are heading! You can also follow both Local Bounti [@Local Bounti] and I [@Craig Hurlbert] on LinkedIn where we will share industry news, media wins and more.